Exhibit (a)(1)(J)

FORM OF EXPIRATION NOTICE EMAIL

From: SINGULAR GENOMICS SYSTEMS, INC.

Re:	Expiration of the Exchange Offer

The Exchange Offer described in the Offer to Exchange Eligible Option(s) for New Option(s), dated July 25, 2022 (the “Offer Documents”), has expired, and no additional Election Forms or Notices of Withdrawal may be submitted. If you are an Eligible Holder and delivered a properly completed and signed Election Form to tender your Eligible Options before the Expiration Time, and did not subsequently deliver a Notice of Withdrawal, you will receive a separate email confirming our acceptance of your tendered Eligible Option(s). Any Eligible Option(s) you did not tender for exchange will remain outstanding and subject to their original terms. If you have any questions regarding the stock options you hold, please contact equity@singulargenomics.com.

Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer Documents.

1